ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM
July 15, 2011
BY EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Ms. Linda Stirling
Re: GMO Series Trust (File Nos. 333-174627 and 811-22564) (the “Trust” or “Registrant”)
Ladies and Gentlemen:
On June 28, 2011, the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided written comments to Ropes & Gray LLP, counsel to the Registrant, regarding the pre-effective registration statement for the Trust filed on Form N-1A with the SEC on May 31, 2011. We appreciate those comments and the opportunity to respond to them.
The Staff requested that the Registrant respond to these written comments in the form of a pre-effective amendment to the Trust’s registration statement filed pursuant to Rule 472 of the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, a pre-effective amendment has been filed contemporaneously with the transmission of this letter.
The Staff’s comments and the Registrant’s responses to those comments are set forth below.
Prospectus
1. In the Fund Summary, please disclose that the fund’s investment objective of “high total return” is comprised of both income and capital appreciation.
     Response: The requested change has been made.
2. Under the heading “Investment Objective” in the Fund Summary, the disclosure states that the fund is a feeder fund investing in a master portfolio. Please delete this sentence as it is duplicative of disclosure already found in the investment strategies section of the summary.
Response: The requested change has been made. In addition, the Registrant has used different terminology to reflect the fact that this is not a classic “hub and spoke” arrangement whereby the master portfolio’s shares are not registered under the Securities Act.

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3. In the fund’s fee table, please list “Administration fee” as a subdivision of “Other Expenses” and add the caption “Total Other Expenses.” Alternatively, please combine the “Administration fee” with “Other Expenses” and include the components of “Other Expenses” in a parenthetical to the caption. See Instruction 3(c)(iii) to Item 3 of Form N-1A.
Response: The requested change has been made. Specifically, the Registrant has listed “Administration fee” as a subdivision of “Other Expenses” and added the caption “Total Other Expenses” to the fee table.
4. In connection with “Fees and Expenses of the Fund” in the Fund Summary, please confirm to the Staff that the expense limitation provision in the fund’s investment advisory agreement does not contain any provisions permitting the recapture of previous fee waivers.
Response: The Registrant confirms that the expense limitation provision in the fund’s investment advisory agreement does not contain any provisions permitting the recapture of previous fee waivers.
5. In the footnote to the fee table, please ensure that the disclosure lists all exclusions to the waiver cap (including, if applicable, acquired fund fees and expenses).
Response: The requested change has been made. Specifically, the disclosure has been revised to state, “Excluded Fund Fees and Expenses include administration fees, expenses incurred indirectly by investment in USCEF and any other underlying funds, independent Trustee expenses, certain legal costs, investment-related costs (e.g., brokerage commissions, securities lending fees, interest expense), hedging transaction fees, and extraordinary expenses, as described under “Expenses” in this Prospectus.”
6. Please incorporate into the Example’s introductory paragraph the concepts contained in its footnotes and delete the footnotes to the Example.
Response: The requested changes have been made.
7. In the first paragraph of the “Fund Summary — Principal Investment Strategies,” please move the language “Information about USCEF is contained in a separate prospectus” to disclosure following the Fund Summary. In addition, please remove all cross-references found in the Fund Summary (e.g., “see ‘Name Policy’” or “see ‘Description of Principal Risks’”).
Response: The requested changes have been made.
8. In the “Fund Summary — Principal Investment Strategies,” please disclose the capitalization range of companies in which the fund and master portfolio will invest.
Response: The requested change has been made.

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9. The prospectus states that the fund may use derivative contracts to implement elements of its investment strategy.
(a) In the “Fund Summary — Principal Investment Strategies,” please disclose the extent to which the advisor expects to invest fund assets in derivatives.
Response: The adviser does not intend to invest the fund’s assets directly in derivatives. The disclosure reflects the extent to which the adviser expects the underlying fund to invest in derivatives.
(b) The Division of Investment Management has recently made a number of observations about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ ici073010.pdf). Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.
Response: In accordance with the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (the “ICI Letter”), the Registrant has “assess[ed] the accuracy and completeness of [the fund’s] disclosure, including whether the disclosure is presented in an understandable manner using plain English.” The Registrant believes that the fund’s “principal investment strategies disclosure related to derivatives [is] tailored specifically to how [the] fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance.” Accordingly, the Registrant believes that disclosures in its prospectus and statement of additional information sufficiently explain the types of derivatives in which the master portfolio invests, the specific purpose for which the master portfolio uses such derivatives, the extent to which the master portfolio uses such derivatives, and the risks associated with such derivatives in accordance with the ICI Letter.
10. In the “Summary Section — Principal Risks,” please make the following revisions:
(a) The disclosure concerning counterparty risk and leveraging risk references risks related to securities lending. Please confirm that risks related to securities lending are principal investment risks and add the appropriate disclosure to the fund’s investment strategies in the Fund Summary.
Response: The fund’s “Principal Investment Strategies” section states, that [“the fund may lend its securities.”] Securities lending may or may not be a substantial activity of the fund, whether directly or indirectly (through investment in the underlying fund). That said, the Registrant believes that counterparty risk and leveraging risk are principal risks of the fund because they arise from a variety of permitted activities, including securities lending as well as the use of derivatives.

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(b) Please link “Focused Investment Risk” to the fund’s principal investment strategies.
Response: The requested change has been made. The Registrant has revised its disclosure in the “Fund Summary — Principal Investment Strategies” to clarify that the adviser may, in selecting investments, evaluate groups of equities (e.g., the equities of companies in a particular industry).
(c) Under the subheading “Fund of Funds Risk,” the disclosure states that “the Fund is subject to the risk that cashflows in or out of the Fund will cause its performance to differ from that of USCEF.” As this sentence repeats information in the introductory paragraph to the “Principal Risks of Investing in the Fund,” please delete one of the repetitive sentences.
Response: The requested change has been made. Specifically, the identified sentence under the subheading “Fund of Funds Risk” has been deleted.
11. In the “Summary Section — Performance,” please disclose, if applicable, that updated performance information is available and provide a Web site address and/or toll-free (or collect) telephone number where the updated information may be obtained. See Item 4(b)(2)(i) of Form N-1A.
Response: As noted by the Staff, the requirement may not be applicable, but if the Registrant makes updated performance information available at a Web site address and/or at a toll-free (or collect) telephone number, it will provide the information required by Item 4(b)(2)(i) in its prospectus.
12. In the “Summary Section — Performance,” please revise the performance data to reflect the gross expenses that are expected to be borne by shareholders of Class R1 shares of the fund. The performance data may not be calculated “net of any reimbursement.” See Quest for Value Dual Purpose Fund, Inc. (pub. avail. Feb. 28, 1997).
Response: The requested change has been made.
13. Please explain to the Staff why the S&P 500 Index is an appropriate benchmark for a fund that discloses small cap risk as a principal risk.
Response: The Registrant believes the S&P 500 Index is an appropriate benchmark because it is one of the principal indexes for the U.S. equity markets and is an independently maintained and widely published index comparable to the general investable universe of the fund. Because the fund may invest in companies with any market capitalization, the Registrant believes it is appropriate to disclose smaller company risk as a principal risk.

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14. In the “Summary Section — Management of the Fund,” please disclose each portfolio manager’s length of service with the feeder fund. See Item 5(b) of Form N-1A.
Response: The requested changes have been made.
Statement of Additional Information
15. Please disclose whether the fund’s underwriter has adopted a code of ethics under rule 17j-1 of the Investment Company Act and whether that code permits personnel subject to the code to invest in securities. See Item 17(e) of Form N-1A.
Response: As opposed to most registered investment companies, the fund’s principal underwriter is not affiliated with the fund or the fund’s adviser and no officer, director, or general partner of the principal underwriter serves as an officer, director, or general partner of the fund or the fund’s adviser. Therefore, in accordance with the instructions to Item 17(e) of Form N-1A, the fund is not required to respond to this item (as it pertains to the underwriter’s code of ethics). (The relevant information is included for the adviser per Item 17(e) of Form N-1A.)
Other Information
16. Please ensure that the appropriate representatives of the GMO U.S. Core Equity Fund also sign the GMO U.S. Core Equity Series Fund’s registration statement.
Response: The Registrant notes that GMO U.S. Core Equity Fund’s shares are publicly offered and their sale is registered under the Securities Act. Consequently, the trustees of GMO Trust, of which GMO U.S. Core Equity Fund is a series, have signed their own registration statement. Accordingly, representatives of GMO Trust have met their obligations under the Securities Act without co-signing GMO Series Trust’s registration statement.
As requested, the Registrant hereby acknowledges that (i) should the SEC or the Staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the SEC from taking any action with respect to the filings; (ii) the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in its filings; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.
If you have any questions or require any clarification concerning the foregoing, please call me at 617-951-7375.

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Very truly yours,
/s/ Sarah Clinton
Sarah Clinton

cc:	Thomas R. Hiller, Esq. Elizabeth J. Reza, Esq.